News

FOR IMMEDIATE RELEASE
BMO Financial Group Announces Intention to Repurchase Up to 15 Million of its Common Shares
TORONTO, September 1, 2005 — BMO Financial Group (TSX, NYSE: BMO) today announced that the Toronto Stock Exchange has accepted notice, filed by BMO, of its intention to make a normal course issuer bid through the facilities of the Toronto Stock Exchange.
The notice provides that BMO Financial Group may, during the period commencing September 7, 2005, and ending September 5, 2006, purchase for cancellation on the Toronto Stock Exchange up to 15,000,000 common shares, being approximately 3.0 percent of the outstanding common shares. The actual number of common shares that may be purchased and the timing of any such purchases will be determined by BMO Financial Group. BMO Financial Group will pay the market price for the shares at the time of acquisition.
BMO’s previous 12-month normal course issuer bid expired on August 6, 2005, and 7,520,900 common shares were repurchased under that bid at an average price of $55.51. There were 500,075,525 Bank of Montreal common shares issued and outstanding as at July 31, 2005.
BMO Financial Group’s Tier 1 and Total regulatory capital ratios were 9.39 percent and 11.08 percent, respectively, as at July 31, 2005. The normal course issuer bid is being established as part of BMO’s capital management strategy.
Bank of Montreal’s common shares are listed on both the Toronto and New York stock exchanges.
Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of $290 billion as at July 31, 2005, and more than 34,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions. BMO Financial Group serves clients across Canada through its Canadian retail arm, BMO Bank of Montreal, and through BMO Nesbitt Burns, one of Canada’s leading full-service investment firms. In the United States, BMO serves clients through Chicago-based Harris, an integrated financial services organization that provides more than 1.5 million personal, business, corporate and institutional clients with banking, lending, investing, financial planning, trust administration, portfolio management, family office and wealth transfer services.

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Contacts:
Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1101

Investor Relations
Susan Payne, susan.payne@bmo.com, 416-867-6656
Steven Bonin, steven.bonin@bmo.com, (416) 867-5452

Internet:   www.bmo.com